CERTIFICATE OF AMENDMENT TO
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
CUMULUS MEDIA INC.
Cumulus Media Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:
FIRST: The name of the corporation is Cumulus Media Inc. (the “Company”).
SECOND: The Third Amended and Restated Certificate of Incorporation of the Company is hereby amended by changing ARTICLE IV so that, as amended, ARTICLE IV shall be and read as follows:
“The aggregate number of shares which the Company is authorized to issue is 268,830,609, divided into four classes consisting of: (i) 93,750,000 shares designated as Class A Common Stock, $.01 par value per share (hereinafter referred to as the “Class A Common Stock”); (ii) 75,000,000 shares designated as Class B Common Stock, $.01 par value per share (hereinafter referred to as the “Class B Common Stock”); (iii) 80,609 shares designated as Class C Common Stock, $.01 par value per share (hereinafter referred to as the “Class C Common Stock”); and (iv) 100,000,000 shares of Preferred Stock, $.01 par value per share (hereinafter referred to as the “Preferred Stock”). The Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be referred to collectively herein as the “Common Stock”. Effective upon the filing with the Secretary of State of the State of Delaware of this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation (the “Effective Time”) each eight shares of each class of Common Stock shall, without any action on the part of the holder thereof, be reclassified and converted into one fully paid and nonassessable share of the same class of Common Stock, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares shall be issued as a result of the Reverse Stock Split. A holder of record of Common Stock at the Effective Time who would otherwise be entitled to a fraction of a share of Common Stock shall, in lieu of such fractional share, be entitled to receive one more share of the same class of Common Stock by virtue of rounding up such fractional share to the next highest whole share. Until surrendered, each certificate that immediately prior to the Effective Time represented shares of Class A Common Stock or Class C Common Stock (“Old Certificates”) shall only represent the number of whole shares of Class A Common Stock or Class C Common Stock into which the shares of Class A Common Stock or Class C Common Stock formerly represented by such Old Certificate were converted as a result of the Reverse Stock Split.”
THIRD: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
FOURTH: The foregoing amendment shall be effective at 5:00 p.m. on October 12, 2016.
IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its duly authorized officer, this 12th day of October, 2016.

CUMULUS MEDIA INC.

By:
Name: John Abbot
Title: Executive Vice President and Chief Financial Officer